EAGLE POINT CREDIT COMPANY INC.

20 Horseneck Lane

Greenwich, Connecticut 06830

June 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Foor and Chad Eskildsen

Re:	Eagle Point Credit Company Inc.
Registration Statement on Form N-2
File Numbers: 333-218611; 811-22974

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Eagle Point Credit Company Inc., a Delaware corporation (the “Company”), respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File Nos. 333-218611; 811-22974) (the “Registration Statement”) so that such Registration Statement may be declared effective on Tuesday, June 13, 2017, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Philip T. Hinkle of Dechert LLP at (202) 261-3460, and that such effectiveness also be confirmed in writing.

Very truly yours,

Eagle Point Credit Company Inc.

By:	/s/ Kenneth P. Onorio
	Name:	Kenneth P. Onorio
	Title:	Chief Financial Officer